Exhibit 99.63

GLOSSARY OF TERMS

The following terms used in this Information Circular shall have the meanings set out below:

“affiliate” and “associate” have the respective meanings ascribed thereto in the Securities Act (Ontario);

“Aggregate Equivalent Vote Amount” means, with respect to any matter, proposition or question on which Unitholders are entitled to vote, consent or otherwise act at a meeting of Unitholders, the number of votes that the holder of a Special Voting Unit would be entitled to had the holder exchanged all of the PC Exchangeable Shares then held by the holder for Units immediately prior to the record date set for such meeting;

“AMEX” means the American Stock Exchange;

“Board of Directors” or “Board” means the Board of Directors of PC;

“Information Circular” means this Information Circular, together with all schedules hereto and information incorporated by reference herein;

“HR&C Committee” means the Human Resources and Compensation Committee of the Board of Directors;

“LTIP” means Petrofund’s long term incentive plan approved by the Board on February 17, 2004;

“LTIP Restricted Units” means Units granted to a participant pursuant to the terms of the LTIP;

“Meeting” means the annual meeting of Unitholders to be held on Wednesday, April 19, 2006 at 2:00 p.m. (Calgary time), and any adjournment thereof;

“Ordinary Resolution” means a resolution approved in writing by Unitholders holding not less than 50% of the outstanding Units or a resolution passed at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture and passed by the affirmative votes either in person or by proxy of the holders of not less than 50% of the Units represented at the meeting;

“PC Exchangeable Shares” means non-voting exchangeable shares in the capital of PC;

“PC” or the “Corporation” means Petrofund Corp.;

“Petrofund” or the “Trust” means Petrofund Energy Trust;

“Petrofund Incentive Plan” means the incentive plan established on May 3, 1996, authorizing the issuance of options to acquire Units to directors, senior officers, employees and consultants of PC and certain related parties;

“Petrofund Unit Rights Incentive Plan” means the incentive plan established on January 30, 2001, authorizing the issuance of options to acquire Units to directors, senior officers, employees and consultants of PC and certain related parties;

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“Restricted Units” means Units granted to a participant pursuant to the terms of the RUP;

“RUP” means the Corporation’s restricted unit plan approved by the Board on February 17, 2004;

“Special Voting Unit” means a special voting unit of Petrofund, which entitles the holder of record of the PC Exchangeable Shares to a number of votes at each meeting of Unitholders equal to the Aggregate Equivalent Vote Amount;

“STIP” means the Corporation’s short term incentive plan approved by the Board on February 17, 2004;

“Trust Indenture” or “Indenture” means the amended and restated trust indenture governing Petrofund dated as of November 16, 2004 between PC and the Trustee;

“Trustee” means Computershare Trust Company of Canada, the trustee of Petrofund;

“TSX” means the Toronto Stock Exchange;

“Unitholders” means the holders of Units and for the purpose of the definition of Ordinary Resolution as used herein and other matters herein related to voting, unless the context otherwise requires, “Unitholders” also includes the holders of the Special Voting Units;

“Units” or “Trust Units” means, collectively, the trust units of Petrofund as constituted on the date hereof and for the purposes of the definition of Ordinary Resolution as used herein and other matters herein related to voting, unless the context otherwise requires, “Units” or “Trust Units” also includes the Special Voting Units unless the context otherwise requires;

“Unit Incentive Rights” means the options to acquire Units granted to participants pursuant to the terms of the Petrofund Incentive Plan or the Petrofund Unit Rights Incentive Plan; and

“Voting Shareholder Agreement” means the voting shareholder agreement made as of April 29, 2003, and amended as of April 12, 2004, between PC and Petrofund relating to, among other things, the election of the Board of Directors.

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PETROFUND ENERGY TRUST

INFORMATION CIRCULAR FOR THE

ANNUAL MEETING TO BE HELD

ON WEDNESDAY, APRIL 19, 2006

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of PC on behalf of Petrofund for use at the Meeting of Unitholders to be held at the Metropolitan Centre, 333 4 Avenue SW, Calgary, Alberta, on Wednesday, April 19, 2006, commencing at 2:00 p.m. (Calgary time) for the purposes set forth in the Notice of Meeting accompanying this Information Circular.

Petrofund has two types of securities outstanding that entitle holders to vote generally at meetings of Unitholders; Units and Special Voting Units. The Units and the Special Voting Units vote together as a single class on all matters. Each Unit outstanding on February 28, 2006 (the “Record Date”) is entitled to one vote. Each Special Voting Unit outstanding on the Record Date is entitled to a number of votes at the Meeting equal to the Aggregate Equivalent Vote Amount in respect of such Special Voting Unit.

In addition to solicitation by mail, proxies for use at the Meeting may be solicited by personal interviews, telephone or other means of communication by directors, officers and employees of Petrofund, who will not be specifically remunerated therefore.

Petrofund may pay the reasonable surface mailing costs incurred by persons who are the registered but not beneficial owners of Units or the Special Voting Units (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) sending or delivering copies of this Information Circular, the Notice of Meeting, and form of proxy to the beneficial owners of such Units or the Special Voting Units. Petrofund will provide, without cost to such persons, upon written request to the Secretary of PC, additional copies of the foregoing documents required for this purpose.

APPOINTMENT AND REVOCATION OF PROXIES

A form of proxy accompanies the Notice of Meeting and Information Circular being sent to Unitholders. The persons named in such form of proxy are directors and officers of PC. A Unitholder submitting the proxy has the right to appoint a person (who need not be a Unitholder), other than the persons designated in the form of proxy furnished herewith, to be their representative at the Meeting. Such appointment may be exercised by inserting the name of the appointed representative in the blank space provided for that purpose and striking out the names of the management nominees or by submitting another appropriate proxy. A form of proxy will not be valid unless it is completed and delivered so it is received by Computershare Trust Company of Canada, 9th Floor 100 University Avenue, Toronto, Ontario M5J 2Y1, at least 24 hours prior to the commencement of the Meeting or any adjournment thereof.

A Unitholder who has given a proxy may revoke it prior to the exercise thereof by depositing an instrument in writing executed by such Unitholder (or by an attorney duly authorized in writing) or, if such Unitholder is a corporation, by an officer or attorney thereof duly authorized, either with the Trustee or at the head office of Petrofund at 600, 444 7th Avenue SW, Calgary, Alberta T2P 0X8 at any time up to and including the close of business on the last day preceding the Meeting or any adjournment(s) thereof, or with the Chairman of the Meeting on the day thereof or any adjournment(s) thereof.

EXERCISE OF DISCRETION BY PROXIES

The representatives of Petrofund named in the enclosed form of proxy will vote the Units represented thereby in accordance with the instructions of the Unitholder who has given such proxy. If a Unitholder specifies a choice with respect to any matter to be acted upon, the Units represented by the proxy shall be voted, or withheld from voting, accordingly.

WHERE NO CHOICE IS SPECIFIED, SUCH UNITS WILL BE VOTED BY THE REPRESENTATIVES OF PETROFUND NAMED IN SUCH FORM OF PROXY IN FAVOUR OF ANY MATTER TO BE ACTED UPON, AS DESCRIBED BELOW, AND WILL BE VOTED BY SUCH REPRESENTATIVES IN THEIR DISCRETION ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

The enclosed form of proxy confers discretionary authority on the persons appointed with respect to amendments or variations of matters identified in the Notice of Meeting, or other matters that may properly come before the Meeting. At the time of printing this Information Circular, management of Petrofund are not aware of any such amendments, variations, or other matters.

NON-REGISTERED HOLDERS

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of the Unitholders hold Trust Units through a broker, investment advisor, or other intermediary. Unitholders who do not hold their Trust Units in their own name (referred to herein as “Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder’s name on the records of the Trust. Such Trust Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for the Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers, or their nominees, can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the brokers, or their nominees, are prohibited from voting Trust Units for their clients.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically mails a scannable voting instruction form in lieu of the form of proxy. The Beneficial Unitholder is requested to complete and return the voting instruction form to ADP by mail or facsimile. Alternatively, the Beneficial Unitholder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Unitholder. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Trust Units directly at the Meeting as the voting instruction form must be returned as directed by ADP well in advance of the Meeting in order to have the Trust Units represented thereby voted.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

As at the Record Date, there were 117,246,840 Units (other than Special Voting Units) issued and outstanding to which are attached voting rights and the registered holders thereof, at the close of business on the Record Date, are entitled to attend and vote at the Meeting on the basis of one vote for each Unit held.

Each Special Voting Unit is entitled to a number of votes at the Meeting equal to the Aggregate Equivalent Vote Amount in respect of such Special Voting Unit. At the Record Date one Special Voting Unit is issued and outstanding which entitles the registered holder to an aggregate of 356,147 votes at the Meeting.

No person acquiring Units after the Record Date is entitled to vote at the Meeting or any adjournment thereof.

To the best of the knowledge of the directors and senior officers of PC, no person beneficially owns, directly or indirectly, or exercises control or direction over, Units and Special Voting Units carrying more than 10% of the voting rights attached to the issued and outstanding Units and Special Voting Units which may be voted at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Consideration of Financial Statements

The consolidated financial statements of Petrofund for the year ended December 31, 2005, together with the auditors’ report thereon, have been mailed to all those Unitholders that requested that they receive copies of the financial statements and auditors report thereon.

Election of Directors

Pursuant to the Voting Shareholder Agreement and the Trust Indenture, the number of members of the Board of Directors to be nominated by Unitholders at the Meeting has been fixed at eight members. Pursuant to the Voting Shareholder Agreement, Unitholders are entitled to designate the individuals to be elected or appointed as directors of PC by resolution of Unitholders and, following such designation, the Trust will take all action necessary to elect or appoint the nominees so designated as directors of PC. At the Meeting, Unitholders will be asked to nominate eight persons as directors of PC to hold office until the next annual meeting of Unitholders or until their successors are elected or appointed. There are currently eight directors of PC, each of whom retires from office at the Meeting.

The following table, and the notes thereto, sets forth the names of the persons proposed to be nominated for election to the Board of Directors, all other positions and offices with PC now held by them, their principal occupations or employment, the period or periods of service as directors of PC and the approximate number of Units beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of February 28, 2006.

		Number of Units Owned, Controlled or
Name(1)	PC Director Since	Directed as at February 28, 2006(2)

James E. Allard(3)(6)	April 16, 2003	2,795
Calgary, Alberta

Sandra S. Cowan(4)	January 17, 2002	2,795
Toronto, Ontario

		Number of Units Owned, Controlled or
Name(1)	PC Director Since	Directed as at February 28, 2006(2)

John F. Driscoll	July 15, 1988	1,059,158	(7)
Toronto, Ontario

Arthur E. Dumont(4)(6)	July 28, 2004	51,646
Calgary, Alberta

Jeffery E. Errico	April 16, 2003	123,648
Calgary, Alberta

Gary L. Lee(3)(5)	July 28, 2004	1,700
Calgary, Alberta

Wayne M. Newhouse(5)(6)	April 16, 2003	10,100
Calgary Alberta

Frank Potter(3)(4)(5)	November 1, 2000	6,920
Toronto, Ontario

Notes:

(1)           The following describes the principal occupations of the each of the nominees during the past five years:

James E. Allard received a Bachelor of Science degree in Business Administration from the University of Connecticut and completed the Advanced Management Program at Harvard University. Mr. Allard has focused his career in international finance and the petroleum industry for the past 40 years serving as CEO, CFO, and director of a number of publicly traded and private companies during that period. During the past five years he has continued to serve on the board of the Alberta Securities Commission, acts as the sole external trustee and advisor to a mid-sized pension plan, and serves as a director and advisor to several companies. From 1981 to 1995, he served as a senior executive officer of Amoco Corporation as well as a director of Amoco Canada, then Canada’s largest natural gas producer.

Sandra S. Cowan has been Partner and General Counsel of EdgeStone Capital Partners since January 15, 2002. From August 1999 to January 15, 2002, Ms. Cowan was a partner in the law firm of Goodman and Carr LLP in Toronto and, prior to August 1999, Ms. Cowan was a partner in the law firm of Aird & Berlis LLP in Toronto.

John F. Driscoll is the founding President, Chairman and Chief Executive Officer of Sentry Select Capital Corp. He also founded and has been Chairman of NCE Resources Group since 1984, and Chairman and founder of Petrofund Energy Trust since 1988. He has been Chairman of Inter Pipeline Fund, Strategic Energy Fund, and Endev Energy Inc. since October 2002, May 2002, and August 2002 respectively. Mr. Driscoll has been President, since 1981, of J.F. Driscoll Investment Corp., a company specializing in investment management and related advisory and consulting services. Mr. Driscoll received his Bachelor of Science degree from the Boston College Business School and attended the New York Institute of Finance for advanced business studies. He has more than 30 years of diversified business experience. He is a member of the CFA Institute (formerly the Association for Investment Management and Research) and also attained the professional manager designation with the Canadian Institute of Management. He has founded numerous public partnerships as well as public and private energy and investment related companies. During the last 20 years, issuers of which Mr. Driscoll was chairman or chief executive officer have invested or managed the investment of more than $6 billion. He is Vice-Chair of the Royal Ontario Museum Foundation Board of Directors.

Arthur E. Dumont is a Professional Engineer with a Bachelor of Science degree in Mechanical Engineering from the University of Saskatchewan. Mr. Dumont has over 36 years of professional experience in oil and gas, serving as president of several Calgary based companies. He is currently President and C.E.O. of Technicoil Corporation and serves on a number of boards and volunteer committees. Mr. Dumont is based in Calgary and was a director of Ultima Energy Trust prior to its recent acquisition by Petrofund.

Jeffery E. Errico is a Professional Engineer with a Bachelor of Applied Science Degree in Chemical Engineering from the University of British Columbia. Prior to joining Petrofund he gained extensive experience in the areas of economic evaluations, reservoir and operations engineering having served as a senior executive for several oil and gas companies. Mr. Errico joined Petrofund Energy Trust in 1995 and has played a key role in its growth. He was appointed President in 2002 and CEO in 2003.

Gary L. Lee is a director and principal of North West Capital Inc., a private merchant banking firm based in Calgary. Prior to joining North West Capital he was a lawyer with extensive experience in energy related transactions and financings. He has been actively involved as a principal and adviser in organizing and financing several oil and gas companies and oilfield service companies. Mr. Lee was a director of Ultima Energy Trust until it was acquired by Petrofund in June 2004.

Wayne M. Newhouse is a Professional Engineer and oil and gas executive with over 40 years of broad industry experience. Since 1995, Mr. Newhouse has served as President of Newhouse Resource Management Ltd. and subsequently Morgas Ltd., both private oil and gas production companies, as well as a director of several publicly traded companies. From 1989 to 1994, Mr. Newhouse served as Senior Vice President, Production and Senior Vice President, Exploration and International Development of Norcen Energy Resources Ltd.

Frank Potter attended Royal Military College of Science, and is a Fellow of the Institute of Canadian Bankers. Mr. Potter has been the Chairman since 1995 of Emerging Markets Advisors, Inc., a Toronto-based consultancy that assists corporations in making and managing direct investments internationally. Prior thereto, Mr. Potter was executive director of The World Bank Group in Washington, and was subsequently senior advisor at the federal Department of Finance. Mr. Potter is a director of a number of public and private corporations and public service organizations.

(2)           The information as to Units beneficially owned, controlled or directed, not being within the knowledge of Petrofund or PC, has been furnished by the respective nominees individually.

(3)           Member of the Audit Committee.

(4)           Member of the Governance Committee.

(5)           Member of the Human Resources and Compensation Committee.

(6)           Member of the Reserves Audit and Environmental, Health, and Safety Committee.

(7)           The Units held or controlled by Mr. Driscoll include Units which Mr. Driscoll is entitled to acquire in accordance with PC Exchangeable Shares held or controlled by Mr. Driscoll as at the Record Date.

The term of office of each above nominee for director will be from the date of the meeting at which he or she is elected until the next annual meeting, or until his or her successor is elected or appointed.

In order to implement the elections to the Board of Directors, the Trustee, in its capacity as trustee of Petrofund will sign a resolution in writing confirming those individuals designated by the Unitholders to serve as directors immediately following the Meeting.

PROXIES RECEIVED IN FAVOUR OF PC WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES, UNLESS THE UNITHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER UNITS ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. PC HAS NO REASON TO BELIEVE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR BUT, IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF PC WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE UNITHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER UNITS ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

Appointment of Auditors

PROXIES RECEIVED IN FAVOUR OF PC WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF PETROFUND TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF UNITHOLDERS, UNLESS THE UNITHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER UNITS ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. Deloitte & Touche LLP have been auditors of Petrofund since June 3, 2002. Prior to June 3, 2002 Arthur Andersen LLP had been auditors of Petrofund since its inception. Arthur Andersen LLP ceased practicing public accounting effective June 3, 2002.

INFORMATION CONCERNING PETROFUND

Composition and Role of the Human Resources and Compensation Committee

The HR&C Committee comprises Frank Potter, as Chairman of the committee, Gary L. Lee and Wayne M. Newhouse. These directors are not officers or employees, nor former officers of Petrofund, PC, or any of their subsidiaries and all are independent (as such term is defined in National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices”). The HR&C Committee’s mandate is focused on overall human resource policies and procedures, including recruitment, compensation, benefit programs, training and development of personnel, and succession planning.

Report on Executive Compensation

Compensation Principles

The Board of Directors recognizes that the Petrofund’s success depends greatly on its ability to attract, retain and motivate superior performing employees at all levels. This can only occur if the Trust has an appropriately structured and executed compensation plan. The objectives of Petrofund’s executive compensation plan are as follows:

•      To attract and retain qualified executive officers

•      To align the executives’ interests with those of the unitholders

•      To reward both demonstration of leadership and performance as measured against specific objectives

Components of the Executive Compensation Plan

The Trust’s compensation plan for its executive officers, including the Chief Executive Officer (the “CEO”), consists of a combination of base salary, the payment of awards under the STIP, the grant of LTIP Restricted Units under the LTIP, and the grant of Restricted Units under the RUP. The HR&C Committee when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses, and benefits paid to executives and CEO’s of certain comparable Canadian conventional oil and gas trusts and mid-sized oil and gas companies with a view to ensuring that the overall compensation packages for each of the executive officers, including the CEO, are competitive. In considering the grant of Restricted Units or the award of LTIP Restricted Units, the criteria in each of the RUP and LTIP, as applicable, apply; however, the number of Restricted Units or LTIP Restricted Units held by the participant is not relevant and is not taken into consideration. The same competitive standards were applied to all components of the compensation packages of the executive officers, including the CEO, and the compensation package of the executive officers is generally in the median range of its peer group. The HR&C Committee applies the same competitive standards in determining all components of the compensation packages of the executive officers, including the CEO. Such information is obtained from independent consultants who regularly review compensation practices in Canada.

The Trust’s compensation plan is intended, as noted above, to be competitive with industry, so as to act as a retention tool while, at the same time, encouraging performance excellence. The HR&C Committee when making their salary, bonus, and incentive determinations, places equal emphasis on each component, to maintain an equilibrium and not overemphasize any single component to the detriment of the others. The terms of the STIP, LTIP, and RUP are set forth in greater detail below, which descriptions include the performance measures for the executive officers, including the CEO, and the award levels. Subject to the discretion and judgement of the HR&C Committee, the performance measures are weighted equally. The HR&C Committee may, however, change the weighting of such measures from time to time in order to achieve the objectives of the STIP and LTIP. In addition, the HR&C Committee will take into account the individual performance of the participants in determining the awards.

Evaluation of the CEO

As part of the above process, the Board conducts an annual performance review of the CEO including an assessment of his leadership qualities and his execution of the Trust’s business plan and strategic objectives. This process includes benchmarking the CEO’s performance against defined quantifiable corporate objectives as well as benchmarking Petrofund’s performance against a group of peer comparator companies.

Pension Plans and Retiring Allowances

Petrofund does not provide its executive officers, including the CEO, with pension plan benefits or retiring allowances.

Unit Ownership Guidelines

The HR&C Committee believes it is desirable for executive officers to hold a meaningful interest in Petrofund to further align their financial interests with those of unitholders. The HR&C Committee, after consultation with the Board and the President and CEO, has set ownership targets for each executive officer to achieve. New executive officers are given five years to achieve these targets. The ownership guidelines are as follows.

President and CEO	Trust Units having a value equal to 2.5 times base annual salary

Executive Vice President	Trust Units having a value equal to 2.0 times base annual salary

Senior Vice President, Operations	Trust Units having a value equal to 1.75 times base annual salary

Vice President, Finance & CFO	Trust Units having a value equal to 1.75 times base annual salary

As of February 28, 2006, all executives except the Vice President, Finance & CFO (who was appointed to such office in April 2005) have met the targets set out in these guidelines.

The foregoing report is respectfully submitted to the Unitholders by the HR&C Committee:

Frank Potter – Chairman

Gary L. Lee

Wayne M. Newhouse

Executive Compensation

Summary Compensation Table

The following table provides summary compensation information for the chief executive officer, the chief financial officer and the next three most highly compensated executive officers of PC whose total annual salary and bonus in the last completed financial year exceeded $150,000 (collectively, the “Named Executive Officers”).

							Long-Term Compensation
		Annual Compensation (“Comp”)					Awards			Payout
						Other	Securities (3)				All
						Annual	Under Options/	Shares or Units (4)			Other
Named Executive Officer		Salary (1)		Bonus (2)		Comp	SARs Granted	Subject to Resale			Comp
Name and Principal Position	Year	($)		($)		($)	(#)	Restrictions ($)		LTIP Payout ($)	($)

Jeffery E. Errico	2005	$347,500			(5)	(6)	—		(7)	—	—
President & CEO	2004	$318,000		$238,500		(6)	—	$477,000	(8)(9)	—	—
	2003	$305,000		$195,000		(6)	—	$610,000	(8)(9)	—

Jeffrey D. Newcommon	2005	$265,000			(5)	(6)	—		(7)	—	—
Executive Vice President	2004	$235,000		$158,625		(6)	—	$264,375	(8)(9)	—	—
	2003	$218,333		$156,000		(6)		$327,500	(8)(9)	—

Glen C. Fischer	2005	$215,000			(5)	(6)	—		(7)	—	—
Senior Vice President, Operations	2004	$198,000		$118,800		(6)	—	$193,050	(8)(9)	—	—
	2003	$185,000		$149,500		(6)		$240,500	(8)(9)	—

Vince P. Moyer, CA(10)	2005	$71,667	(10)		(10)	(6)	—	—	(10)	—	—
Former Senior Vice President,	2004	$215,000		$133,300		(6)	—	$209,625	(8)(9)	—	—
Finance & CFO	2003	$205,000		$149,500		(6)		$266,500	(8)(9)	—

Edward J. Brown, CA(11)	2005	$146,250	(11)		(5)	(6)	—		(7)	—	—
Vice President, Finance & CFO

Noel F. Cronin	2005	$173,500		$110,000		(6)	—	$226,300	(12)(13)	—	—
Vice President, Production	2004	$165,000		$60,000		(6)	—	$65,562	(12)(13)	—	—
	2003	$158,000		$50,000		(6)		$56,370	(12)(13)	—

Larry B. Strong(13)	2005	$114,667	(14)	—		(6)	—	—		—	—
Former Vice President,	2004	$151,250		$60,000		(6)	—	$65,562	(12)(14)	—	—
Geosciences

Notes:

(1)           Amounts for the period January 1, 2003, to April 29, 2003, were paid by the previous manager of Petrofund and reimbursed by PC.

(2)           See “Short Term Incentive Plan”.

(3)           No Options have been granted since 2002. See discussion under “Unit Incentive Plans”.

(4)           As at December 31, 2005, an aggregate 20,415 LTIP Restricted Units and an aggregate 2,800 RUP Restricted Units, that had not vested, were outstanding; which had a value of $418,303.35 and $57,372, respectively, based upon the closing price of $20.49 for the Units on December 30, 2005, being the last day of trading of the Units in 2005, as quoted by the Toronto Stock Exchange.

(5)           Awards under the STIP in respect of 2005 have not yet been determined.

(6)           The value of perquisites and other personal benefits received by the Named Executive Officers was not greater than $50,000 or 10% of the total salary and bonus for the period.

(7)           Messrs. Errico, Newcommon, Fischer, and Brown are subject to awards under the LTIP in respect of 2005, which awards have not yet been determined.

(8)           In the table, the dollar value of LTIP Restricted Units awarded is based on the participant’s base salary earned during the LTIP year, with respect to which the award was made. The number of LTIP Restricted Units awarded is calculated by dividing the LTIP dollar value by the closing market price of the Units on the date of the grant. See “Long Term Incentive Plan”.

(9)           Messrs. Errico, Newcommon, Moyer, and Fischer were awarded respectively, 35,026, 18,805, 15,303, and 13,810 LTIP Restricted Units, before tax and distributions, in respect of 2003, worth respectively, at the time of the grant, $610,000, $327,500, $266,500, and $240,500; and were awarded, respectively, 25,535, 14,153, 11,222 and 10,335 LTIP Restricted Units, before tax and distributions, in respect of 2004, worth respectively, at the time of the grant, $477,000, $264,375, $209,625, and $193,050. Subject to the grant of LTIP Restricted Units in respect of 2005, which awards have not yet been made, these represent all of the LTIP Restricted Units awarded to each of them. The 2003 LTIP Restricted Units vested as to two-thirds on December 31, 2003, and one-third on December 31, 2004, and the 2004 LTIP Restricted Units vested as to one-third on each of December 31, 2004, and December 31, 2005, and one-third will vest on December 31, 2006. Distributions in respect of LTIP Restricted Units are credited and notionally reinvested, as described under “Long Term Incentive Plan”.

(10)         Mr. Moyer retired on April 30, 2005, and the salary shown represents the amounts paid in respect of the period from January 1, 2005 to April 30, 2005. As a result of his retirement Mr. Moyer is not eligible for any award under the LTIP in respect of 2005.

(11)         Mr. Brown joined PC in April 2005, as Vice President, Finance and was appointed Chief Financial Officer on May 1, 2005, upon the retirement of Mr. Moyer. The salary shown represents the amounts paid in respect of the period from April 1, 2005 to December 31, 2005.

(12)         In the table, the dollar value of Restricted Units awarded under the RUP is calculated by multiplying the number of Restricted Units awarded by the closing market price of the Units on the date of the grant. The number of Restricted Units awarded under the RUP to employees is determined by senior management and approved by the HR&C Committee, and when, if any, Restricted Units are to be awarded under the RUP to senior management such award shall be determined by the HR&C Committee. Distributions in respect of Restricted Units are credited and notionally reinvested. See “Restricted Unit Plan”.

(13)         Mr. Cronin was awarded 3,000 Restricted Units under the RUP in respect of 2003, worth $56,370 at the time of the grant; 4,200 Restricted Units in respect of 2004, worth $65,562 at the time of the grant; and 10,000 Restricted Units in respect of 2005, worth $226,300 at the time of the grant. These represent all of the Restricted Units awarded to Mr. Cronin. The 2003 Restricted Units vested as to one-third on each of January 1, 2004, January 1, 2005, and January 1, 2006; the 2004 Restricted Units vested as to one-third on January 1, 2006, with one-third to vest on each of January 1, 2007, and January 1, 2008; and the 2005 Restricted Units will vest as to one-third on each of January 1, 2007, January 1, 2008, and January 1, 2009.

(14)         Mr. Strong joined PC in February 2004 and ceased to be an employee on August 29, 2005. The salaries shown represent the amounts paid in respect of the period from February 1, 2004, to December 31, 2004, and from January 1, 2005, to August 29, 2005. Mr. Strong received 4,200 Restricted Units in respect of 2004; these Restricted Units had not vested at the time of his resignation and were forfeited.

Unit Incentive Rights Granted

There were no Unit Incentive Rights granted to the Named Executive Officers during the most recently completed financial year.

Aggregate Unit Incentive Rights Exercised and Year End Values

The following table sets forth, with respect to the Named Executive Officers, the number of Unit Incentive Rights exercised during the most recently completed financial year and the value of the “in-the-money” unexercised Unit Incentive Rights at December 31, 2005.

Aggregate Unit Incentive Rights Exercised During the Most Recently Completed
Financial Year and Financial Year End Unit Incentive Rights Values

	Securities		Unexercised Unit Incentive	Value of Unexercised In-the-
	Acquired on	Aggregate Value	Rights at FY-End (#)	Money Unit Incentive Rights at
Name	Exercise (#)	Realized ($ )	Exercisable/Un-exercisable	FY-End ($ ) Exercisable
J. E. Errico	41,667	176,812	- / -	- / -
J. D. Newcommon	48,333	369,448	10,000 /-	56,700 / -
V. P. Moyer	—	—	- / -	- / -
E. J. Brown	—	—	- / -	- / -
G. C. Fischer	—	—	- / -	- / -
N. F. Cronin	4,500	36,557	4,500 / -	44,280 / -

The value of unexercised Unit Incentive Rights (market value of Units less exercise price) at December 31, 2005, was based upon the closing price of $20.49 for the Units on December 30, 2005, being the last day of trading of the Units in 2005, as quoted by the Toronto Stock Exchange.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information with respect to compensation plans under which equity securities are authorized for issuance as at December 31, 2005, aggregated for all compensation plans previously approved by security holders and all compensation plans not previously approved by security holders.

	Number of Securities to be	Weighted average	Number of securities remaining
	issued upon exercise of	exercise price of	available for future issuance under
	outstanding options,	outstanding options,	equity compensation plans (excluding
Plan Category	warrants and rights	warrants and rights	securities reflected in column (a))
	(a)	(b)	(c)

Equity compensation plans approved by securityholders	31,534	$11.79	371,785.86

Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Total	31,534	$11.79	371,785.86

Unit Incentive Plans

The Petrofund Incentive Plan authorized the issuance of options to acquire Units to directors, senior officers, employees and consultants of PC and certain related parties. No options have been granted under the Petrofund Incentive Plan since May 8, 2000, and no further options will be granted thereunder. The Petrofund Incentive Plan has now terminated as all options outstanding thereunder have been exercised.

The Petrofund Unit Rights Incentive Plan authorized the issuance of options to acquire Units to the directors, senior officers, employees and consultants of PC and personal holding corporations controlled by, or a registered saving plan of, any such persons. As of February 28, 2006, options to acquire 17,234 Units were outstanding pursuant to the Petrofund Unit Rights Incentive Plan. No options have been granted under the Petrofund Unit Rights Incentive Plan since July 25, 2002, and no further rights will be issued thereunder. The Petrofund Unit Rights Incentive Plan will be terminated once all rights outstanding thereunder are exercised or expire on exercise.

Restricted Unit Plan

On February 17, 2004, the Board of Directors approved the adoption of the RUP which authorizes the Trust to grant Restricted Units to directors, officers, employees or consultants of the Trust or any of its subsidiaries which will vest over time and which, upon vesting, may be redeemed by the holder, at their election, for either cash or Units.

At the Annual and Special Meeting of Unitholders held April 14, 2004, Unitholders approved a resolution authorizing the issuance of up to 1,200,000 Units from treasury pursuant to the terms of the RUP.

Under the terms of the RUP, any director, officer, employee or consultant of the Trust, or any of its subsidiaries who, in each case, in the opinion of the directors of PC, holds an appropriate position with the Trust, or any of its subsidiaries, to warrant participation in the RUP (collectively, the “Participants”) may be granted Restricted Units which vest over time and, upon vesting, can be redeemed by the holder, at their election, for cash or Units. The RUP is administered by the HR&C Committee.

The RUP replaced the Petrofund Unit Rights Incentive Plan. The RUP operates independently of the LTIP and STIP made available to the senior executives, including the CEO, (see “Long Term Incentive Plan” and “Short Term Incentive Plan” below); however, such persons are eligible to participate in the RUP.

The RUP authorized the issuance of up to 1,200,000 Restricted Units (less than 1% of the outstanding Trust Units as at February 28, 2006) (subject to adjustments, including adjustments resulting from cash distributions paid to holder of Units) of which no greater than 200,000 Restricted Units (subject to adjustments, including adjustments resulting from cash distributions paid to holders of Units) may be granted to the directors of the Trust or its subsidiaries who are not officers or employees of the Trust or its subsidiaries.

The purpose of the RUP is to provide incentive compensation to Participants, which is calculated based on a grant of Restricted Units and the appreciation in value of the Units (including distributions payable in respect thereof) from the date of the grant to the date of redemption by the Participant. In this way, Participants will be rewarded for their efforts in the year in which the Restricted Units are granted and are also provided with additional incentive for their continued efforts in promoting the growth and success of the business of the Trust.

The number of Restricted Units granted to a Participant will be increased on the second Business Day following each date on which a cash distribution is paid to holder of Units by an amount equal to the product of the number of Restricted Units granted to the Participant which have not been redeemed and the fraction which has as its numerator the cash distribution paid, expressed as an amount per Trust Unit and which has as its denominator the price at which the Units traded on the TSX on the record date for such distribution.

Essentially, the RUP provides for the granting of Restricted Units to Participants at the discretion of the Board of Directors, based on recommendations received from the HR&C Committee. Unless otherwise determined by the Board of Directors at the time of a particular grant of Restricted Units, Restricted Units will vest and become available for redemption as to 33? % on each of the first, second and third anniversaries of the grant date. The number of Restricted Units which can be granted from time to time and which have a vesting date which occurs earlier than the foregoing vesting schedule is limited to 5% of the number of Restricted Units which are authorized for issuance pursuant to the RUP; provided, however, that the initial grant by the Board of Directors of up to 65,000 Restricted Units to employees and consultants of PC, which vested as to 33? % on each of January 1, 2004, January 1, 2005, and January 1, 2006, is considered to have been granted in accordance with the normal vesting schedule set forth above.

The RUP provides that any grant of Restricted Units to a Participant who is a director of the Trust or a subsidiary of the Trust will be subject to the restrictions that: (i) the Restricted Units will not vest and, accordingly, will not become available for redemption until the third anniversary of the date of grant; and (ii) upon redemption of the Restricted Units the Payout Amount (as defined below) will only be satisfied by PC delivering Units issued from treasury.

The RUP also provides that at the time of a grant of Restricted Units to a Participant who is an officer, employee or consultant of the Trust or a subsidiary of the Trust the Participant has the right to elect that the grant of Restricted Units will be subject to the restrictions that: (i) the Restricted Units will not vest and, accordingly, will not become available for redemption until the third anniversary of the date of grant; and (ii) upon redemption of the Restricted Units the Payout Amount will only be satisfied by PC delivering Units issued from treasury.

Upon redemption of Restricted Units which have vested, Participants will be required to pay $0.10 in cash for each Restricted Unit which is redeemed. Upon redemption, the Trust is required to pay to the Participant the fair market value of the redeemed Restricted Units based on the weighted average of the price at which the Units traded on the TSX for the 20 trading days immediately preceding the redemption date (the “Payout Amount”). Subject to the restrictions noted above, the Payout Amount shall be satisfied at the discretion of the Board of Directors by making a cash payment, purchasing Units in the market and delivering such Units to the Participant, or by issuing Units from treasury up to the maximum number approved by the Unitholders.

The RUP provides that no Units may be issued to a Participant under the RUP if such issuance, together with issuances under any other share compensation arrangements, could result, at any time, in (i) the number of Units reserved for issuance pursuant to issuances under the RUP in respect of Restricted Units granted to insiders of the Trust exceeding 3% of the aggregate issued and outstanding Units (including Units issued on the exercise of outstanding PC Exchangeable Shares), (ii) the issuance to insiders of the Trust under the RUP, within a one-year period, of a number of Units exceeding 3% of the aggregate issued and outstanding Units (including Units issued on the exercise of outstanding PC Exchangeable Shares), or (iii) the issuance under the RUP to any one insider of the Trust, or such insider’s associates, within a one year period, of a number of Units exceeding 0.5% of the aggregate issued and outstanding Units (including Units issued on the exercise of outstanding PC Exchangeable Shares). In addition, no Restricted Units may be granted to a participant if the total number of Units issueable on behalf of such participant under the RUP, together with any Units reserved for issuance under Restricted Units, options to purchase Units for services or any other share compensation arrangement of the Trust would exceed 1% of the aggregate issued and outstanding Units (including Units issueable on exercise of any outstanding PC Exchangeable Shares).

In the event of a change in control of the Trust, as defined in the RUP, the vesting provisions attaching to the Restricted Units shall be accelerated and all unexercised Restricted Units shall become available for redemption by the Participant for a period of 30 days following the effective date of such change of control.

The RUP also provides for the vesting and/or termination of Restricted Units in the event of the cessation of employment, or the death of a Participant. In the event of the resignation or retirement of a Participant as an employee of PC, or the termination of the employment of a Participant for any reason other than for just cause or death, as the case may be, where such Participant does not otherwise continue to qualify as a Participant, any Restricted Units granted to such Participant thereunder which have not yet vested as at the Participant’s last day actively at work (the “Termination Date”) terminate and become null and void from and after the Termination Date, and such Participant has a period of 60 days from the Termination Date, or until the expiry date for any vested Restricted Units if earlier, to redeem any vested Restricted Units held by such Participant. In the case of termination for just cause, all Restricted Units granted to such Participant thereunder which have not yet vested terminate and become null and void immediately upon termination.

In the event of the death of a Participant any Restricted Units granted to such Participant shall, from and after the date of death of the Participant, remain available for redemption by the executor, administrator, or personal representative of such Participant for a period of one year from the date of death of the Participant (the “Exercise Period”) and, failing such redemption, said Restricted Units shall be deemed to have been redeemed and the Board shall be deemed to have received a Redemption Notice in respect of such Restricted Units immediately prior to the close of business on the last day of the Exercise Period.

Further, Restricted Units are not assignable or transferable by a Participant in whole or in part, either directly, by operation of law or otherwise, except through devolution by death or incompetence, and no right or interest of any Participant under the RUP or to receive cash or Trust Units thereunder may be, by way of security for future indebtedness, or otherwise, made liable for or subject to any obligation or liability of such Participant.

To date, 403,397 Restricted Units (less than 1% of the outstanding Trust Units as at February 28, 2006) have been granted to employees, consultants, and directors of PC, under the terms of the RUP, of which 235,730 Restricted Units were granted in respect of 2005.

Subject to any necessary regulatory approval, the Board of Directors may make amendments to the Restricted Unit Plan but may not, without the approval of Unitholders, make any amendment which would increase the maximum number of Trust Units which may be issued by the Trust from treasury under the Plan or which would amend the amount payable in cash or Trust Units on redemption of vested Restricted Units.

The cost of the RUP to the Trust is expensed in the Trust’s financial statements on an annual basis.

Long Term Incentive Plan

On February 17, 2004, the Board of Directors approved the LTIP for the President and Chief Executive Officer, the Executive Vice President, the Senior Vice President, Finance and Chief Financial Officer, and the Senior Vice President, Operations of Petrofund (collectively, the “Senior Executives”) and other employees of Petrofund who may, in the future, be designated as participants under the LTIP.

At the Annual and Special Meeting of Unitholders held April 14, 2004, Unitholders approved a resolution authorizing the issuance of up to 800,000 Units (less than 1% of the outstanding Trust Units as at February 28, 2006) from treasury, pursuant to the terms of the LTIP.

The LTIP is intended to encourage and reward outstanding performance by participants, and if certain performance measures are met, participants may receive a significant portion of their annual compensation through the LTIP. As awards under the LTIP are paid out to the participants over time, the LTIP is also designed to act as a participant retention tool as well as encouraging outstanding performance.

The LTIP is administered by the HR&C Committee. From time to time the HR&C Committee will review the objectives of the LTIP to ensure that the LTIP continues to properly encourage outstanding participant performance and retention, and to help achieve PC’s and the Trust’s strategies and value creation. After such review, reasonable adjustments and amendments may be made to the LTIP in the sole discretion of the HR&C Committee, provided that the HR&C Committee acts in a reasonable manner.

Subject to the discretion of the HR&C Committee and future changes to the roles of the participants, the LTIP establishes threshold, target, and maximum opportunities for each of the participants. The amount of the award for any given year which is given to a participant under the LTIP depends upon the degree to which performance levels, as described below, and individual performance, where applicable, have been met in that year. The size of the LTIP award for any given year is expressed as a percentage of the participant’s base salary (not including any bonus, incentive or LTIP compensation, or the value of benefits or perquisites).

The LTIP presently has two financial and operational performance measures:  (i) total unitholder return (“TUR”); and (ii) reserve life index (“RLI”). TUR is measured relative to the total unitholder return of certain comparable Canadian conventional oil and gas trusts. RLI is measured relative to the prior year’s RLI of the Trust. It is considered at the present time by the HR&C Committee and the Board, that it is important for the Trust to maintain an RLI of 10.0 years or greater. A RLI of 10.0 years is presently considered the “Optimum RLI” under the LTIP. The HR&C Committee may, at its discretion, and after consultation with the Senior Executives, review from time to time what the Optimum RLI should be and may change the performance milestones for the RLI based on such review and consultation.

Subject to the discretion and judgement of the HR&C Committee, the two performance measures are weighted equally. The HR&C Committee may, however, change the weighting of such measures from time to time in order to achieve the objectives of the LTIP. In addition to the above two performance measures, the HR&C Committee may take into account in certain circumstances the individual performance of the LTIP participants in determining the LTIP award.

As at the date hereof, and subject to individual performance considerations, the two performance measures at the following percentiles would result in the following calculation multiples under the LTIP.

TUR Component:

•      a TUR that equals or exceeds the 25th percentile, but is less than the 50th percentile, of the certain comparable Canadian conventional oil and gas trusts total unitholder return would result in a threshold LTIP calculation multiple equal to 50% of the target incentive for this component;

•      a TUR that equals or exceeds the 50th percentile (median), but is less than the 75th percentile, of the certain comparable Canadian conventional oil and gas trusts total unitholder return would result in a LTIP calculation multiple equal to the target incentive for this component; and

•      a TUR that is at or above the 75th percentile of the certain comparable Canadian conventional oil and gas trusts total unitholder return would result in a maximum LTIP calculation multiple equal to 200% of the target incentive for this component.

RLI Component:

Should the RLI equal or exceed the Optimum RLI, the calculation multiple will be 200% of the target incentive.

Where the RLI falls below the Optimum RLI:

•      a change in the RLI at or above the 25th percentile, but less than the 50th percentile, would result in a threshold LTIP calculation multiple equal to 50% of the target incentive for this component;

•      a change in the RLI at or above the 50th percentile, but less than the 75th percentile, would result in a LTIP calculation multiple equal to the target incentive for this component; and

•      a change in the RLI at or above the 75th percentile would result in a maximum LTIP calculation multiple equal to 200% of the target incentive for this component.

Subject to the discretion of the HR&C Committee and future changes to the roles of the participants, the following are the present threshold, target and maximum opportunities for each of the Senior Executive participants in the following positions:

Level 1 – President and Chief Executive Officer

Level 2 – Executive Vice President

Level 3 – Senior Vice Presidents

	Annual Long Term Incentive (as a % of base salary)
	Threshold		Maximum
Participation Level	(50% of Target)	Target	(200% of Target)
1	50%	100%	200%
2	37.5%	75%	150%
3	32.5%	65%	130%

As an example, for a participant at participation level 1 whose base salary is equal to $100,000, where the target incentive of the participant is 100% of the participant’s base salary (which amount is equal to $100,000) then, subject to individual performance considerations, the payment under the LTIP to the participant would be: nil if the Trust did not meet the threshold performance measures; $50,000 (50% of $100,000) if the Trust met but did not exceed the threshold performance measures; $100,000 (100% of $100,000) if the Trust met but did not exceed the target performance measures; and $200,000 (200% of $100,000) if the Trust met or exceeded the maximum performance measures.

The awards under the LTIP are based on the participant’s base salary earned during the LTIP year with respect to which the award was made. LTIP awards are made in the form of a grant of LTIP Restricted Units. The number of LTIP Restricted Units awarded under the LTIP is calculated as follows:

•      as determined by the HR&C Committee, the percentage of base salary to be awarded to the specific participant is applied to the base salary for the LTIP year to arrive at a dollar value for the LTIP award;

•      the dollar value for the LTIP award is divided by the average of the closing price of Units on the TSX during the 20 days immediately preceding the award date to arrive at the number of LTIP Restricted Units to be awarded to the participant;

•      the LTIP Restricted Units vest one-third on January 1 of the year following the LTIP year with respect to which the award was made and one-third on January 1 of each of the two subsequent years (notwithstanding the foregoing, however, in the existing employment agreements for each of the Senior Executives, it has been agreed that the vesting schedule for the distribution of awards to such persons under the LTIP shall be, for any LTIP award for 2004 or 2005 performance, one-third of the LTIP award vests on the grant date, one-third of the LTIP award vests on the first anniversary of the grant date and the remaining one-third of the LTIP award will vest on the second anniversary of the grant date);

•      prior to vesting, distributions on the account balance are credited and notionally reinvested; and

•      on vesting, the balance of the account representing the vested portion of the LTIP award is issued in Units from treasury to the credit of the participant.

The dollar value of the Units which will be issued from treasury pursuant to the LTIP to each of the Senior Executives will depend on each executive meeting the individual and corporate performance targets. The actual number of Units which are issued is determined by dividing each dollar amount by an amount equal to the average closing market price of the Units over the 20 trading days preceding the date of the award. The LTIP and the initial grant of LTIP Restricted Units under the LTIP, was approved by the Board of Directors on February 17, 2004, and the issuance of up to 800,000 LTIP Restricted Units was approved by the Unitholders on April 14, 2004.

Grants of LTIP Restricted Units in respect of 2005 have not yet been made.

Subject to any employment agreement that is in place with the Senior Executives, PC and the HR&C Committee have the right and discretion, provided they act reasonably, to amend the LTIP, in whole or in part, or to terminate the LTIP at any time. Upon termination of the LTIP, all rights to the participants under the LTIP shall cease as of the date of termination, except with respect to LTIP awards that have been declared by the HR&C Committee but not yet paid to the participants.

The LTIP also provides for the vesting and/or termination of LTIP Restricted Units in the event of the cessation of employment or death of a Participant, subject always, and subservient, to the terms of any written employment agreement between the Participant and Petrofund or PC. In the event of the resignation, the termination for just cause, or absence on leave for part of a plan year, as the case may be, the Participant shall not be entitled to receive any award under the LTIP for that plan year, and any unvested awards shall not vest and shall be null and void. In the event of retirement or the termination of the employment of a Participant for any reason other than for just cause, all unvested previously awarded awards shall vest and be distributed to the Participant or their estate, as the case may be, however there shall be no entitlement to any pro rata award for the part of that plan year worked. Further, LTIP Restricted Units are not assignable or transferable by a Participant in whole or in part, either directly, by operation of law or otherwise, except through devolution by death or incompetency, and no right or interest of any Participant under the LTIP to receive LTIP Restricted Units may be, by way of security for future indebtedness, or otherwise, made liable for or subject to any obligation or liability of such Participant.

The cost of the LTIP to the Trust is expensed in the Trust’s financial statements on an annual basis.

Short Term Incentive Plan

The STIP is intended to encourage and reward outstanding performance by participants, and if certain financial, operational and individual performance measures are met, participants may receive a significant portion of their annual cash compensation through the STIP. While the STIP is intended to reward outstanding performance, it is also intended to insulate the participants from the fluctuation of commodity prices as the participants should neither be rewarded nor penalized solely due to increases or decreases in commodity prices for reasons completely beyond their control. Rather, it is the intention of PC that participants be rewarded based on their ability to manage the Trust’s business better than other similar businesses which are subject to the same market and economic forces. Those administrating the STIP have the discretion, acting reasonably, to adjust awards and performance measures, and to look at individual performance, to ensure that the decision-making of the participants continues to be in the best interests of PC, the Trust, and its Unitholders.

The first year for consideration of compensation under the STIP was in respect of fiscal year 2003. Awards under the STIP for the fiscal year 2005 are expected to be made by the end of the first quarter of 2006.

The STIP is administered by the HR&C Committee. From time to time the HR&C Committee will review the STIP, and the objectives of the STIP, to ensure that the STIP continues to properly encourage outstanding participant performance, and to help achieve PC’s and the Trust’s strategies and value creation. After such review, reasonable adjustments and amendments may be made to the STIP in the discretion of the HR&C Committee.

Subject to the discretion of the HR&C Committee and future changes to the roles of the participants, the STIP establishes threshold, target and maximum opportunities for each of the participants. The amount of the award for any given year which is given to a participant under the STIP depends upon the degree to which performance levels as described below (and individual performance, where applicable) have been met in that year. The size of the STIP award for any given year is expressed on a percentage of the participant’s base salary (not including any bonus, incentive or STIP compensation, or the value of benefit or perquisites).

The STIP presently has five financial and operational performance measures (the “Performance Measures”):  (i) total unitholder return; (ii) production per Trust Unit; (iii) operating and general and administrative costs; (iv) established reserves per Trust Unit; and (v) acquisition and development costs.

Subject to the discretion and judgement of the HR&C Committee, the Performance Measures are weighted equally. The HR&C Committee may, however, change the weighting of such measures from time to time in order to achieve the objectives of the STIP. In addition to the above Performance Measures, the HR&C Committee will take into account in certain circumstances the individual performance of the STIP participants in determining the STIP award.

As at the date hereof, and subject to individual performance considerations, applying the Performance Measures, corporate performance at the following percentiles, would result in the awards under the STIP set forth in the following table:

•      performance at or above the 25th percentile of the certain comparable Canadian conventional oil and gas trusts, based on absolute and relative performance, as applicable, would result in a threshold STIP payment equal to 50% of the target incentive for each component;

•      performance at or above the 50th percentile (median) of the certain comparable Canadian conventional oil and gas trusts, based on absolute and relative performance, as applicable, would result in a STIP payment equal to the target incentive for each component; and

•      performance at or above the 75th percentile of the certain comparable Canadian conventional oil and gas trusts, based on absolute and relative performance, as applicable, would result in a maximum STIP payment equal to 200% of the target incentive for each component.

Subject to the discretion of the HR&C Committee and future changes to the roles of the participants, the following are the present threshold, target, and maximum opportunities for each of the Senior Executive participants in the following positions:

Level 1 – President and Chief Executive Officer

Level 2 – Executive Vice President

Level 3 – Senior Vice Presidents

	Annual Short Term Incentive (as a % of base salary)
	Threshold		Maximum
Participation Level	(50% of Target)	Target	(200% of Target)
1	25%	50%	100%
2	22.5%	45%	90%
3	20%	40%	80%

The awards under the STIP are determined following the conclusion of the STIP year and are based on performance of the participants and the Trust during the STIP year. The amount of any STIP award is based on the participant’s base salary earned during the fiscal year under which the STIP award was granted. Awards under the STIP are in cash and subject to appropriate withholding taxes.

Subject to any employment agreement that is in place with the Senior Executives, PC, and the HR&C Committee have the right and discretion, provided they act reasonably, to amend the STIP, in whole or in part, or to terminate the STIP at any time. Upon termination of the STIP, all rights to the participants under the STIP shall cease as of the date of termination, except with respect to STIP awards that have been declared by the HR&C Committee but not yet paid to the participants.

As the STIP is intended to encourage and reward outstanding performance by certain key employees, rights under the STIP, subject to any employment agreement that is in place with the Senior Executives, generally cease upon the cessation of such employment.

Employment Contracts

The President and Chief Executive Officer and the other Senior Executives of PC are each a party to an employment agreement with PC, which continues indefinitely until terminated in accordance with its terms, and provides for payment of the executive’s annual base salary and participation in benefits provided by PC as provided in the agreement. Each agreement provided for a bonus for the year 2003, and each provides for the participation by the executive in the LTIP commencing January 1, 2003, and participation in the STIP commencing January 1, 2004, as provided in the agreement. The agreements may be terminated by PC without cause upon payment of the following amounts: (i) a lump sum payment equal to the annual base salary multiplied by a range of 2.5 times to 1.75 times (the “Multiplier”) depending on the executive’s position; (ii) 20% of the amount calculated pursuant to (i) above as compensation for loss of benefits; (iii) depending on the termination date, a distribution under the LTIP consisting of a distribution of Units equal to the executive’s target LTIP bonus for the year in which the termination occurs times the above Multiplier if the termination occurs before January 2004, reducing to 0.5 for the President and Chief Executive Officer and zero for the other executives in the event the termination occurs after January 1, 2009; and (iv) a lump sum payment equal to the Multiplier times the average of the STIP bonus awarded to the executive over the preceding three years. In addition, in the event of termination, any unvested but previously awarded LTIP grants shall be distributed to the executive and, subject to regulatory approval, any unvested rights to purchase Units of the Trust pursuant to the Unit Rights Incentive Plan of the Trust that would have vested over a specified period from the termination date shall vest. Furthermore, in the event that the agreements are terminated by PC without cause, PC shall pay to the executive a payment in lieu of continued participation in the STIP equal to the proportionate share of the amount that the executive would have received pursuant to the STIP for that year had the agreement not been terminated. In addition, in the event of a change of control (as defined in the agreements), the executive has the right, for a period of six months following the event causing the change of control, to terminate the agreement and be entitled to the foregoing payments.

Compensation of Directors

Each independent director of PC, other than the Chairman of the Board, receives an annual base retainer of $30,000, and a fee of $1,750 for each board of directors, unitholders, or committee meeting attended. The committee chairs also receive an additional annual retainer of $10,000, except for the chair of the Audit Committee who receives an additional annual retainer of $15,000. In addition, each independent director, other than the Chairman of the Board, receives Restricted Units valued at $25,000 on an annual basis and must take a minimum of twenty percent of their $30,000 annual base retainer in Restricted Unit grants, for a minimum annual total of $31,000 in Restricted Unit grants, all of which vest, at the election of the individual directors, over a maximum period of ten years. John F. Driscoll, the Chairman of the Board of Directors, receives a fixed amount of $125,000 a year in lieu of retainer and meeting fees. All amounts paid to the directors of PC are paid by Petrofund. The Trust has set a guideline for Directors to achieve an ownership of Petrofund Units equal in value to three times their annual base retainer. New Directors are given 3 years to achieve this target. As of February 28, 2006, all Directors have met this guideline.

For Petrofund’s fiscal year ended December 31, 2005, the directors were paid an aggregate of $489,750, including the deemed value of Restricted Units issued for retainer fees, committee chair fees, and fees for attending regularly scheduled meetings of the Board of Directors, and an aggregate of $94,500 for attending special meetings of the Board and meetings of the various committees. In addition John F. Driscoll, the Chairman of the Board of Directors, was paid $125,000.

Indebtedness of Directors and Executive Officers

No director, executive officer, employee or former executive officer, director or employee of Petrofund or its subsidiaries or any associate of any such director, officer or employee is, or has been at any time since the beginning of the most recently completed financial year of Petrofund, indebted to Petrofund or any of its subsidiaries in respect of any indebtedness that is still outstanding, nor, at any time since the beginning of the most recently completed financial year of Petrofund, has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Petrofund or any of its subsidiaries.

PERFORMANCE GRAPH

The following graph illustrates the changes in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, for the period from December 31, 2000 to December 31, 2005, compared to the TSX O&G Producers Index, the S&P/TSX Canadian

Energy Trust Total Return Index, and the S&P/TSX Composite Index, with all dividends and distributions reinvested.

	31-Dec-	31-Dec-	31-Dec-	31-Dec-	31-Dec-	31-Dec-
	00	01	02	03	04	05
PTF(1)	$100	$86	$89	$180	$168	$243

TSX O&G Producers Index	$100	$103	$118	$140	$196	$337

S&P/TSX Canadian Energy Trust Total Return Index	$100	$112	$134	$196	$256	$382

S&P/TSX Composite Index(2)	$100	$86	$74	$92	$104	$126

Notes:

(1)           The Petrofund Energy Trust Unitholder Total Return incorporates the actual cash distributions which represent an average annual return of 23% per annum to December 31, 2005 for an initial investment on January 1, 2001.

(2)           The S&P/TSX Composite Index was previously called the TSE 300 Composite Index

STATEMENT OF CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices” (“NI 58-101”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for Petrofund is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”).

The corporate governance structure of Petrofund is not the same as for a corporation. The Board of Directors is responsible for the overall governance of Petrofund. PC is, in turn, managed by the Board of Directors of PC. The Board of Directors is, in effect, responsible for the overall stewardship and governance of Petrofund, and has put in place standards and benchmarks by which that responsibility can be measured.

Set out below is a description of Petrofund’s current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in italics).

1.             Board of Directors

(a)           Disclose the identity of directors who are independent.

The Board of Directors has determined that the following seven (7) directors of PC are independent:

James E. Allard

Sandra S. Cowan

John F. Driscoll

Arthur E. Dumont

Gary L. Lee

Wayne M. Newhouse

Frank Potter

(b)           Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board of Directors has determined that the following director of PC is not independent:

Jeffery E. Errico

Jeffery E. Errico is not considered to be independent as Mr. Errico is the President and Chief Executive Officer of PC.

(c)           Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the “board”) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The Board of Directors has determined that a majority of the directors are independent.

(d)           If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors of PC are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Issuer

James E. Allard	None

Sandra S. Cowan	Airboss of America Corp., BrazMin Corp.

John F. Driscoll (1)	Biotech Medical Sciences Inc., C.A. Bancorp Inc., Charter Realty Holdings, Endev Energy Inc., Entech Investments Inc., Inter Pipeline Fund, Sentry Select Capital Corp., and Strategic Energy Fund.

Arthur E. Dumont	Technicoil Corporation and Pulse Data Inc.

Jeffery E. Errico	Endev Energy Inc. and Inter Pipeline Fund

Gary L. Lee	None

Wayne M. Newhouse	Canadian Oil Sands Limited and Canadian Oil Sands Trust

Frank Potter (1)	Canadian Tire Corporation, Golden China Inc., Rockwater Capital Corporation, Softchoice Corporation, Sentry Select Capital Corp., and Strategic Energy Fund.

Notes:

(1)           As a member of the board of directors of Sentry Select Capital Corp. (“Sentry”) Mr. Driscoll and Mr. Potter also serve as directors of a number of Sentry’s publicly traded subsidiary and affiliated issuers and publicly traded issuers for which Sentry acts as manager.

(e)           Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

In accordance with the mandate of the Board of Directors, as well as the mandate of each of the Audit Committee, the Governance Committee, the Human Resources and Compensation Committee (the “HR&C Committee”) and the Reserves Audit and EH&S Committee (the “Reserves EH&S Committee”), at the end of, or during, each meeting of the Board of Directors or committee, as applicable, the members of management of the Corporation, including the non-independent director, present at such meeting leave the meeting in order that the independent directors can discuss any necessary matters without management and the non-independent director being present.

(f)            Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board of Directors has determined that John F. Driscoll, the Chairman of the Board of Directors, is independent. The Chairman’s primary role is to provide leadership to the Board and to the Trust in achieving high standards of good governance.

(g)           Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

During 2005 the Board of Directors held 10 meetings, including the annual strategy session, the Audit Committee held 4 meetings, the Governance Committee held 1 meeting, the HR&C Committee held 5 meetings, and the Reserves EH&S Committee held 2 meetings. The average attendance rate during 2005 at all Board and committee meetings was at least 90%. The attendance of each individual director at Board and committee meetings in 2005 is reported in the following table.

	J. E.	S. C.	J. F.	A. E.	J. E.	G. L.	W. M.	F.	# of
Director	Allard	Cowan	Driscoll	Dumont	Errico	Lee	Newhouse	Potter	meetings
Board Meetings	8/10	6/10	10/10	9/10	10/10	8/10	10/10	10/10	10
	80%	60%	100%	90%	100%	80%	100%	100%	88.75%
Committees
Audit	4/4	n/a	n/a	n/a	n/a	4/4	n/a	4/4	4
	100%					100%		100%	100%
Governance	n/a	1/1	n/a	1/1	n/a	n/a	n/a	1/1	1
		100%		100%				100%	100%
HR&C	n/a	1/3 (1)	n/a	n/a	n/a	2/2 (1)	5/5	5/5	5
		33.3%				100%	100%	100%	86.66%
Reserves EH&S	2/2	n/a	n/a	2/2	n/a	n/a	2/2	n/a	2
	100%			100%			100%		100%
Total Meetings	14/16	8/14	10/10	12/13	10/10	14/16%	17/17	20/20
Attendance Rate	87.5%	57.2%	100%	92.5%	100%	87.5%	100%	100%	90.6%

(1)           Ms. Cowan was a member of the HR&C Committee until April 13, 2005, at which time she was replaced by Mr. Lee.

2.             Board Mandate

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board of Directors is attached as Schedule “A” hereto.

3.             Position Descriptions

(a)           Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board of Directors has developed written position descriptions for the Chairman of the Board of Directors, as well as the Chairman of each of the Audit Committee, the Governance Committee, the HR&C Committee, and the Reserves EH&S Committee.

(b)           Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and the CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board, in conjunction with the President and Chief Executive Officer of PC (the “CEO”), has developed a position description for the CEO.

4.             Orientation and Continuing Education

(a)           Briefly describe what measures the board takes to orient new directors regarding:

(i)            the role of the board, its committees and its directors; and

(ii)           the nature and operation of the issuer’s business.

PC has instituted, under the auspices of the Governance Committee, a formal orientation and education program for new Board members in order to ensure that new directors are familiarized with Petrofund’s business; including Petrofund’s field operations, management, administration, policies and plans, and the procedures of the Board. New directors attend a one day session conducted by the CEO, which includes presentations from the other executive officers and senior personnel, and which covers the general structure of Petrofund, corporate strategies, acquisition and development projects, oil and gas operations, legal matters, financial matters, accounting matters, and investor relations. The directors are provided with a Board Orientation Manual containing written information and materials pertaining to the subjects covered in the orientation session, which is revised and updated on a regular basis by management. The Board is also encouraged to take part in site visits to wellsites and facility locations in the field to observe for themselves the standard and quality of Petrofund’s operations.

(b)           Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

In addition to the regular updates and revisions to the Board Orientation Manual, PC encourages directors to attend, enrol, or participate in courses and/or seminars dealing with financial literacy, corporate governance, and related matters and has agreed to pay the cost of such courses and seminars.

5.             Ethical Business Conduct

(a)           Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)            disclose how a person or company may obtain a copy of the code;

The Board of Directors has adopted a code of business ethics applicable to all members of PC, including directors, officers, employees and consultants. Each director, officer, employee and consultant of PC has been provided with a copy of the code of ethics. In addition, a copy of the code of ethics has been filed on SEDAR at www.sedar.com.

(ii)           describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Board of Directors monitors compliance with the code of business ethics by requiring each of the officers, employees and contractors of the Corporation to affirm in writing on hiring and thereafter on an annual basis their compliance with the code of business ethics. The Corporate Secretary of the Corporation monitors compliance with the code of business ethics. Only the President and Chief Executive Officer of the Corporation may grant a waiver from compliance with the code of business ethics, and the granting of any such waiver is promptly reported to the Board of Directors.

(iii)          provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There have been no material change reports filed since the beginning of the year ended December 31, 2005, that pertain to any conduct of a director or executive officer that constitutes a departure from the Corporation’s code of ethics.

(b)           Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (Alberta), directors who are a party to or are a director or an officer of a person who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In certain cases, an independent committee may be formed to deliberate on such matters in the absence of the interested party.

(c)           Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board of Directors has also adopted a “Whistleblower Policy” wherein employees of the Corporation are provided with a mechanism by which they can raise concerns in respect of accounting practices and internal controls to the attention of management or the Board of Directors in a confidential, and if felt necessary anonymous, process.

6.             Nomination of Directors

(a)           Describe the process by which the board identifies new candidates for board nomination.

The responsibility for proposing new nominees to the Board falls within the mandate of the Governance Committee. New candidates for nomination to the Board of Directors are identified and selected having regards to the strengths and constitution of the Board members and the perception of the Committee of the needs of Petrofund.

(b)           Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Governance Committee, which has the responsibility for proposing nominees to the Board, comprises Sandra S. Cowan (Chairman), Arthur E. Dumont, and Frank Potter, each of whom has been determined to be independent.

(c)           If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Governance Committee, which has the responsibility for proposing nominees to the Board, has the responsibility of reviewing the Board’s size, composition, and working processes and proposing changes to the Board for its consideration. The Governance Committee has the responsibility for assessing the performance of the Board, its committees, and individual directors. It recommends to the Board at least annually and at such other times as it sees fit, the composition of board committees and the chairmanship of such committees. A component of the Governance Committee’s mandate is the responsibility for considering and proposing nominations to the Board, should such nominations be required. The Governance Committee reviews director compensation at least annually, and recommends changes as it sees fit to the Board for its approval.

7.             Compensation

(a)           Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Compensation of Directors:

The Governance Committee has the responsibility for reviewing, on an annual basis, the directors’ compensation and other terms of service, to ensure that the amount of compensation adequately reflects the responsibilities and risks of being a director, and proposing adjustments, as appropriate, to the Board for its approval.

Compensation of Officers:

Petrofund’s compensation plan for its executive officers, including the CEO, consists of a combination of base salary, the payment of awards under the STIP, the grant of LTIP Restricted Units under the LTIP, and the grant of Restricted Units under the RUP. The HR&C Committee when making such salary, bonus and other incentive determinations, takes into consideration individual salaries, bonuses, and benefits paid to executives and CEO’s of certain comparable Canadian conventional oil and gas trusts and mid-sized oil and gas companies (the “Industry Peer Group”) with a view to ensuring that the overall compensation packages for each of the executive officers, including the CEO, are competitive. In considering the grant of Restricted Units or the award of LTIP Restricted Units, the criteria in each of the RUP and LTIP, as applicable, apply, and the number of Restricted Units or LTIP Restricted Units then held by the participant is therefore not a relevant consideration. The same competitive standards are applied to all components of the compensation packages of the executive officers, including the CEO, and the compensation package of the executive officers is generally in the median range of the Industry Peer Group. The HR&C Committee applies the same competitive standards in determining all components of the compensation packages of the executive officers, including the CEO.

Petrofund’s compensation plan is intended, as noted above, to be competitive with industry, so as to act as a retention tool, while at the same time encouraging performance excellence. The HR&C Committee when making their salary, bonus, and incentive determinations, places equal emphasis on each component, to maintain an equilibrium and not overemphasize any single component to the detriment of the others. The terms of the STIP, LTIP, and RUP are set forth in greater detail herein, which descriptions include the performance measures for the executive officers, including the CEO, and the award levels. Subject to the discretion and judgement of the HR&C Committee, the performance measures are weighted equally. The HR&C Committee may, however, change the weighting of such measures from time to time in order to achieve the objectives of the STIP and LTIP. In addition, the HR&C Committee will take into account in certain circumstances the individual performance of the participants in determining the awards.

(b)           Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Board of Directors has appointed the HR&C Committee whose members are Frank Potter (Chairman), Gary L. Lee, and Wayne M. Newhouse, each of whom has been determined to be independent.

(c)           If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The HR&C Committee is responsible to the Board for overseeing the development and administration of competitive policies designed to attract, develop, and retain employees of the highest standards at all levels. The HR&C Committee recommends to the Board appropriate policies dealing with recruitment, compensation, benefits, and training, and oversees the administration of succession planning. The HR&C Committee is responsible for recommending to the Board the compensation arrangements for individual senior officers, in consultation with the CEO.

(d)           If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The HR&C Committee has, over the course of the most recently completed financial year, retained the services of Mercer Human Resource Consulting (“Mercer”), who regularly review compensation practices in Canada, to provide information pertaining to the compensation of the executive officers of the Industry Peer Group, to ensure that the overall compensation packages for each of Petrofund’s executive officers, including the CEO, are competitive. The HR&C Committee has also retained Mercer to provide similar information pertaining to the employee compensation packages of the Industry Peer Group to ensure that the overall compensation packages for the Petrofund employees are competitive.

8.             Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit Committee, the Governance Committee, and the HR&C Committee, the Board has also appointed the Reserves EH&S Committee.

The Reserves EH&S Committee comprises Wayne M. Newhouse (Chairman), James E. Allard, and Arthur E. Dumont, each of whom has been determined to be independent. The committee oversees the integrity of Petrofund’s reserve estimates. Contained within the committee mandate is the responsibility to ascertain those procedures and policies which minimize environmental, occupational, and safety risks to asset value thereby mitigating any potential damage to or deterioration of asset value. It meets at least annually, and such other times as it sees fit. It meets at least once per year, or as often as it sees fit, with Petrofund’s independent engineering consultants, and does so at least once annually without members of management present.

9.             Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The responsibility for reviewing, on an ongoing basis, the effectiveness of the Board as a whole and its committees and the contribution and effectiveness of individual directors falls within the mandate of the Governance Committee. The Governance Committee has, with the approval of the Board, instituted an annual evaluation process for each committee and the Board, whereby each director appraises the performance of the committees they sit on, the performance of the Board as a whole, and each individual director’s performance. The evaluations are reviewed by the Governance Committee and the results are presented to the Board as a whole for its review.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of PC, any shareholder who beneficially owns, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Trust Units, or any other Informed Person (as defined in National Instrument 51-102 entitled “Continuous Disclosure Obligations”) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of Petrofund or in any proposed transaction which has materially affected or would materially affect the Trust or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management of Petrofund is not aware of any material interest of any director or nominee for director or executive officer of Petrofund or anyone who has held office as such since the beginning of Petrofund’s last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors.

ADDITIONAL INFORMATION

Additional information relating to Petrofund is available on the SEDAR website at www.sedar.com. Financial information is provided in Petrofund’s comparative financial statements and management’s discussion and analysis for the year ended December 31, 2005. Any Unitholder may obtain a copy of Petrofund’s financial statements and related management’s discussion and analysis by contacting the Corporate Secretary of Petrofund at Petrofund Corp., 600, 444 – 7th Avenue SW, Calgary, Alberta T2P 0X8, Telephone (403) 218-8625.

OTHER MATTERS

As of the date of this Information Circular, the Board of Directors does not know of any amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matter properly comes before the Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

DIRECTORS’ APPROVAL AND CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The contents and distribution of this Information Circular to Unitholders have been approved by the Board of Directors.

DATED at Calgary, Alberta this 28th day of February, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS OF PETROFUND CORP.

(signed) “JOHN F. DRISCOLL”	(signed) “JAMES E. ALLARD”

JOHN F. DRISCOLL	JAMES E. ALLARD
Chairman	Director

PETROFUND ENERGY TRUST

By: Petrofund Corp.

(signed) “JEFFERY E. ERRICO”	(signed) “EDWARD J. BROWN”

JEFFERY E. ERRICO	EDWARD J. BROWN, CA
President and	Vice-President, Finance and
Chief Executive Officer	Chief Financial Officer

SCHEDULE “A”

Mandate and Charter of the Board of Directors

Document Owner:	Approved by:	Previous Rev. Date:	Current Revision Date:
Hugo Potts, Corporate Secretary	Board of Directors	N.A.	January 15, 2006

I.	TERMS OF REFERENCE	i
II.	OPERATING PRINCIPLES	i
III.	COMPOSITION AND MEETINGS	ii
IV.	RESPONSIBILITIES AND DUTIES	iii
V.	GENERAL	v

I.              TERMS OF REFERENCE

WHEREAS Petrofund Corp. is a wholly-owned subsidiary of Petrofund Energy Trust (the “Trust”);

AND WHEREAS Petrofund Corp. (the “Corporation”) is responsible for the overall governance of the Trust pursuant to the trust indenture of the Trust;

AND WHEREAS the Corporation is, in turn, governed by its board of directors (the “Board”);

AND WHEREAS, the Board is responsible for the stewardship of the Corporation and the Trust (together, “Petrofund”) to the extent delegated to the Corporation under the Amended and Restated Trust Indenture (the “Trust Indenture”);

AND WHEREAS in discharging its responsibility, the Board will exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Petrofund, and shall, in general terms, endeavor to:

(a)           in consultation with the chief executive officer of Petrofund (the “CEO”), define the principal objective(s) of Petrofund;

(b)           supervise the management of the business and affairs of Petrofund with the goal of achieving Petrofund’s principal objective(s) as defined by the Board;

(c)           discharge the duties imposed on the Board by applicable laws; and

(d)           for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

The following shall be the mandate and charter of the Board of Directors of the Corporation:

II.            OPERATING PRINCIPLES

The Board shall fulfill its responsibilities within the context of the following principles:

1.             Board Values

The Board expects the management of Petrofund to operate in compliance with any applicable code of conduct and corporate policies; with laws and regulations governing Petrofund; and to maintain strong reporting and control processes.

i

2.             Communications

The Chairman of the Board (and others on the Board) expects to have direct, open and frank communications throughout the year with management, the Chairs of the committees, Petrofund’s external counsel, and other key Board advisors as applicable.

3.             Knowledge of Business

All Board members should be sufficiently versed in financial matters to understand Petrofund’s business to assist in providing advice and counsel on the business and affairs of Petrofund.

4.             Meeting Agenda

Board meeting agendas shall be the responsibility of the Chairman of the Board in consultation with Board members, senior management, and Petrofund’s external counsel.

5.             Board Expectations and Information Needs

The Board shall communicate its expectations to management and Petrofund’s external counsel with respect to the nature, timing, and extent of its information needs. The Board expects that written materials will be received from management and external counsel at least one week in advance of meeting dates.

6.             External Resources

To assist the Board in discharging its responsibilities, the Board may, in addition to Petrofund’s external counsel, at the expense of Petrofund, retain one or more persons having special expertise.

7.             In Camera Meetings

The independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

8.             External Counsel

The Board expects that, in discharging their responsibilities to Unitholders of the Trust, the Trust’s external counsel shall be accountable to the Board. The external counsel shall report all material issues or potentially material issues to the Board.

III.           COMPOSITION AND MEETINGS

1.             The Board shall consist of a sufficient number of directors, as determined from time to time, elected annually by the Unitholders of the Trust, or appointed by the Board, pursuant to the terms of the Trust Indenture:

(i)            the majority of whom should be independent directors (within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices) and free from any business or other relationship that could, or could reasonably be perceived to, impair the exercise of independent judgment; and

(ii)           each should have or obtain sufficient knowledge of Petrofund and the oil and gas business to assist in providing advice and counsel on relevant issues.

The composition of the Board shall also satisfy such other independence, financial literacy and other requirements of law, the Toronto Stock Exchange and the American Stock Exchange as may be applicable from time to time. The Board shall appoint one member as Chairman of the Board.

2.             The members of the Board may be, pursuant to the terms of the Trust Indenture, removed or replaced, and any vacancies on the Board shall be filled by the Board. If and whenever a vacancy shall exist, the remaining members of the Board may exercise, pursuant to the terms of the Trust Indenture, all of its powers and responsibilities so long as a quorum remains in office.

3.             The Board shall meet at least four times annually or more frequently as circumstances dictate, or as deemed appropriate by the Chairman of the Board, provided that:

(a)           meetings may be called by the Chairman of the Board, at the request of any member of the Board, or at the request of the President and CEO;

(b)           a meeting of the Board may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting;

(c)           the CEO or his designate(s) may be present at all meetings of the Board; and

(d)           Vice-Presidents and such other staff as are appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

4.             Any member of the Board may participate in the meeting of the Board by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

5.             The Corporate Secretary shall act as secretary at all meetings, provided, however, the Board may, from time to time, appoint any person, who need not be a member, to act as a secretary at any meeting.

6.             Any matters to be determined by the Board shall be decided by a majority of votes cast at a meeting of the Board called for such purpose; actions of the Board may be taken by an instrument or instruments in writing signed by all of the members of the Board, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Board called for such purpose.

7.             In the absence of the Chairman of the Board, the members of the Board shall appoint an acting Chairman.

8.             Minutes of each meeting shall be prepared and a copy of the minutes of each meeting of the Board shall be provided to each director in a timely fashion.

IV.           RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Board shall:

Executive Team Responsibility

1.             Appoint the CEO and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed objectives directed at maximizing unitholder value.

2.             In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities.

3.             Ensure that a process is established as required that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

4.             Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

5.             Annual review and adoption of a strategic planning process and approval of the strategic plan, which takes into account, among other things, the opportunities and risks of the business.

6.             Ensure that a system is in place to identify the principal risks to Petrofund and that the best practical procedures are in place to monitor and mitigate the risks.

7.             Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

8.             Ensure that an adequate system of internal control exists.

9.             Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding Petrofund’s financial and other disclosure.

10.           Review and approve Petrofund’s financial statements and oversee Petrofund’s compliance with applicable audit, accounting and reporting requirements.

11.           Approve annual operating and capital budgets.

12.           Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

13.           Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

14.           Establish a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

15.           Approve a Code of Business Ethics for directors, officers and employees and monitor compliance with the Practice and approve any waivers of the Code for officers and directors.

16.           To the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of Petrofund and that the CEO and other executive officers create a culture of integrity throughout Petrofund.

Board Process/Effectiveness

17.           Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

18.           Engage in the process of determining Board member qualifications with the Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time) and that the appropriate number of independent directors are on each committee of the Board as required under applicable securities rules and requirements.

19.           Approve the nomination of directors.

20.           Provide a comprehensive orientation to each new director.

21.           Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

22.           Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

23.           Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

24.           Review and re-assess the adequacy of the mandate of the committees of the Board on a regular basis, but not less frequently than on an annual basis.

25.           Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

26.           Each member of the Board is expected to understand the nature and operations of Petrofund’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which Petrofund invests, or is contemplating potential investment.

27.           Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

28.           In addition to the above, adherence to all other Board responsibilities as set forth in Petrofund’s charter, by-laws, or other governing documents, applicable policies and practices and other statutory and regulatory obligations, such as issuance of securities, etc., is expected.

Delegation

29.           The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

30.           Subject to terms of the Disclosure Policy and other policies and procedures of Petrofund, the Chairman of the Board will act as a liaison between stakeholders of Petrofund and the Board (including independent members of the Board).

V.            GENERAL

1.             In discharging its duties under this mandate and charter, each member of the Board shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this mandate and charter is intended, or may be construed, to impose on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which all Board members are subject.

2.             The Board shall have full access to books, records, facilities, and personnel of Petrofund and shall have the authority to retain independent counsel and other advisors, as it deems necessary and at the expense of Petrofund, to carry out its duties.

3.             From time to time, at least once annually, the Board shall review the description of the Board’s mandate and charter and activities to be included in the Trust’s statement of corporate governance practices.

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